September 24, 2008

Ms. Manal Fouz
The Azzad Funds
3141 Fairview Park Drive
Suite 460
Falls Church, VA 22042

Re: Mutual Fund Bond
Insurer: Great American Insurance Co.
Policy No.: 524-48-11-06
Effective Date: 11/05/2007

Dear Manal:

Enclosed you will find your riders for the above referenced bond. I trust you will find everything in proper order.

Thank you for placing your coverage with Theodore Liftman Insurance, Inc. Please review your endorsement carefully and let us know if you have any questions.

Very truly yours,

Mark S. Liftman
President
Enc.

GREAT AMERICAN. INSURANCE GROUP
Administrative Offices
580 Walnut Street
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

INSURED COPY
524-48-11 - 06
REVISED

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. 524-48-11 - 06

Item 1. Name of Insured (herein called Insured): **Azzad Funds**
Principal Address: 3141 Fairview Park Drive, Suite 460
Falls Church, VA 22042

Item 2. Bond Period from 12:01 a.m. **09/11/2008** to 12:01 a.m. **11/05/2008** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	**$200,000**	**$0**
Insuring Agreement (B)-ON PREMISES	**$150,000**	**$5,000**
Insuring Agreement (C)-IN TRANSIT	**$150,000**	**$5,000**
Insuring Agreement (D)-FORGERY OR ALTERATION	**$150,000**	**$5,000**
Insuring Agreement (E)-SECURITIES	**$150,000**	**$5,000**
Insuring Agreement (F)-COUNTERFEIT CURRENCY	**$150,000**	**$5,000**
Insuring Agreement (G)-STOP PAYMENT	**$100,000**	**$5,000**
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	**$100,000**	**$5,000**
Insuring Agreement (I)-AUDIT EXPENSE	**$100,000**	**$5,000**
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	**$150,000**	**$5,000**
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	**$100,000**	**$5,000**

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	**$150,000**	**$5,000**
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	**Not Covered**	**N/A**

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **N/A**

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. **1 & 2**

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) **FS 524-48-11 - 05** such termination or cancellation to be effective as of the time this bond becomes effective.

By: ______________________
Authorized Representative

GREAT AMERICAN INSURANCE GROUP
Administrative Offices
580 Walnut Street
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

INSURED COPY
524-48-11 - 06

RIDER NO. 3

JOINT INSURED LIST

To be attached to and form part of Bond No. 524-48-11 - 06

In favor of Azzad Funds

It is agreed that:

1. At the request of the Insured, the Underwriter **adds to** the list of Insured under the attached bond the following:

   Wise Fund

2. This rider shall become effective as of 12:01 a.m. on 09/11/2008 standard time.

By: ______________________
(Authorized Representative)